NEWS RELEASE

Crosshair Anchors 4.5 kilometer Uranium Mineralization Corridor

Dated: February 26, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to announce that strong uranium mineralization has been intersected in several drill holes at Armstrong on its Central Mineral Belt (CMB) Uranium Property. Armstrong anchors the southern end of the 4.5 kilometer (km) long uranium mineralization corridor, which includes the C Zone and Area 1.

As a result of this exciting new discovery, a second drill has been mobilized to Armstrong in order to continue to define the mineralized zones, which remain open in all directions.

“Hitting uranium mineralization at Armstrong really solidifies the 4.5 km strike corridor. In addition to having an expanding C Zone resource at the northern end of the corridor, which has a current mineralized strike length of 1.5 km, we also have a developing zone in the middle at Area 1 (with a 600 m strike length) and now also a southern anchor with Armstrong, which is 1.1 km from Area 1”, says Paul Hosford, President and COO of the Company. “The discovery of new zones of strong uranium mineralization at Armstrong is an important milestone for the Company.”

A map showing the uranium mineralized corridor is posted on the Company website at: http://www.crosshairexploration.com/s/Armstrong.asp

All eight holes drilled in this zone at Armstrong intersected uranium mineralization. Highlights include:

Hole #	From (m)	To (m)	Length (m)	% eU3O8 *	% U3O8
ML-AR-04	270.0	277.2	7.2	0.07	0.07
including	270.9	273.3	2.4	0.11	0.10
ML-AR-09	156.0	161.4	5.4	0.07	pending
including	158.5	161.0	2.5	0.10	pending
ML-AR-14	96.5	100.0	3.5	0.10	pending
and	176.5	178.5	2.0	0.09	pending

Full DNC (delayed neutron count) assay results are expected in about six weeks.

*These grades are reported as equivalent uranium (eU3O8) as surveyed with a downhole radiometric probe that measures the amount of gamma radiation in the immediately adjacent rock, an indirect measure of the presence of uranium. The survey was carried out by Corwin Northcott, P.Geo., Geophysicist for the Company using a 2PGA-1000 Poly-Gamma probe with a MGXII logger console and motorized winch. The down hole logging equipment was manufactured by Mount Sopris Instruments and calibrated at the company's Grand Junction, Colorado facilities. Calibration was performed on August 23rd, 2007 in test pits with varying grades. Quality checks are preformed on the probes prior to surveying using uranium test sources containing a specified grade of uranium.

Probe highlights of all completed Armstrong holes along with current drill maps are posted on the Company website at: http://www.crosshairexploration.com/s/Armstrong.asp

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 755 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

The Company’s radiometric probe work on the CMB Uranium Project is supervised by Corwin Northcott, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Geophysicist of the Company and a Qualified Person as defined in NI 43-101. Mr. Northcott has verified that the probe results presented above have been accurately summarized. The Company’s exploration work on the CMB Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

Split drill core samples are being sent to Activation Laboratories in Ancaster, ON for analyses. Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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